
January 6, 2011

D. Craig Mense
Executive Vice President and
Chief Financial Officer
CNA Financial Corporation
333 S. Wabash
Chicago, IL 60604

> **Re: CNA Financial Corporation**
> **Form 10-Q for Quarterly Period Ended September 30, 2010**
> **File No. 001-05823**

Dear Mr. Mense:

    We have completed our review of your 10-Q and the above referenced filings and have no further comments at this time.

                            Sincerely,

                            Melissa Rocha
                            Branch Chief